PROSPECTUS SUPPLEMENT                           Filed pursuant to Rule 424(b)(3)
(TO PROSPECTUS DATED MAY 14, 2001)                    Registration No. 333-55722



                             SUMMIT LIFE CORPORATION

            200,000 Minimum, 1,000,000 Maximum Shares of Common Stock

                         Offering Price $1.00 Per Share







         This Prospectus Supplement supplements our Prospectus dated May 14, 2001. Accordingly, you should read this Prospectus Supplement in conjunction with the Prospectus. Capitalized terms used in this Prospectus Supplement have the meanings specified in the Prospectus.






                          (continued on following page)

                      ------------------------------------


         Neither the Securities and Exchange Commission nor any state commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                      ------------------------------------








           The date of this Prospectus Supplement is November 15, 2001


         On  November  14,  2001,  we filed  with the  Securities  and  Exchange
Commission  certain  financial  information  as of  and  for  the  period  ended
September 30, 2001, the material portions of which are set forth below.

Summary Financial Data

         Operating Data

         The following table sets forth selected information regarding operating results for the periods indicated.

                                                                                   Nine Months Ended
                                               Year Ended December 31,               September 30,
                                             ----------------------------    ----------------------------
                                                 1999             2000           2000             2001
                                             -----------      -----------    -----------      -----------
                                                                      (in thousands)
Statement of Operations Data:
         Revenues                              $  813           $  571         $  543           $  595
         Benefits, losses and expenses          1,704              975            704              740
         Net Loss                                (884)            (404)          (161)            (145)


         Balance Sheet Data
                                                             As of September 30, 2001
                                             -----------------------------------------------------
                                                                     As Adjusted (1)
                                                         ---------------------------------------
                                               Actual    Minimum Offering       Maximum Offering
                                               ------    ----------------       ----------------
                                                                (in thousands)
Balance Sheet Data:
         Cash and cash equivalents             $1,878         $2,038                 $2,601
         Total assets                           6,849          7,009                  7,572
         Total liabilities                      5,556          5,556                  5,379
         Stockholders' equity                   1,293          1,453                  2,193


-------------------------

(1) Gives effect to the sale of the minimum and maximum number of shares of common stock offered hereby, and the application of the estimated proceeds therefrom. See "USE OF PROCEEDS" and "CAPITALIZATION" in our prospectus dated May 14, 2001.

Results of Operations

         This prospectus supplement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this prospectus supplement, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of Management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate" or "believe" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in such forward-looking statements are reasonable,we can give no assurance that such expectations will prove to have been correct. Such statements are based upon numerous assumptions about future conditions which may ultimately prove to be inaccurate and actual events and results may materially differ from anticipated results described in such statements. Important factors that could cause actual results to differ materially from our expectations include the risks inherent generally in the insurance and financial services industries, the impact of competition and product pricing, changing market conditions, the risks disclosed in our Annual Report on Form 10-KSB for the Year Ended December 31, 2000 under "ITEM 6--Management's Discussion and Analysis or Plan of Operation," as well as the risks disclosed in our prospectus dated May 14, 2001, of which this prospectus supplement is a part. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements. We assumes no duty to update or revise our forward-looking statements based on changes in internal estimates or expectations or otherwise. As a result, the reader is cautioned not to place reliance on these forward-looking statements.

Recent Events

         On August 1, 2001, our wholly owned subsidiary, Great Midwest Life Insurance Company, acquired from Presidential Life Insurance Company of Dallas, Texas a block of approximately 1,400 life insurance policies with estimated annual premium of $120,000 for a purchase price of $85,000. The acquisition resulted in the transfer of liabilities in the amount of $712,000 and assets in the amount of $627,000 to Great Midwest. The purchase was funded with cash flow from Great Midwest's operations. The purchase increased policies serviced by more than 200% and in-force life insurance increased $14.8 million, or 106%. We expect that the acquisition will be immediately accretive to earnings.


         Three Months Ended September 30, 2001 Compared to Three Months ended September 30, 2000

         Revenue. Total revenues decreased from $160,647 to $98,509 for the three months ended September 30, 2000 and September 30, 2001, respectively. The decrease in total revenues was directly attributable to unrealized holding losses on trading securities which we believe were impacted by the terrorist acts of September 11, 2001. Revenues attributable to life insurance increased 89% from $52,692 to $99,622 for the three months ended September 30, 2001, compared to the same period ended September 30, 2000. The increase was due primarily to the acquisition of the block of insurance policies from Presidential Life during the quarter. The increase was also attributable to the recruiting of new agents, which has increased new policy issue by 98% on an annualized basis. We expect that the acquisition will improve earnings over the next twelve months.

         Investment income decreased from $92,233 for the three months ended September 30, 2000 to $73,906 for the three months ended September 30, 2001, primarily as a result of interest rate decreases by the Federal Reserve and other entities.

         Net losses, mainly, unrealized holding losses, on trading securities of $104,479 were reported for the three months ended September 30, 2001. The terrorist attacks of September 11, 2001 severely impacted the market and reduced equity valuations throughout most business sectors. We continue to anticipate a recovery in the valuation of our equity portfolio. We began trading securities in the fourth quarter of 2000 and are required to report unrealized gains and losses in operations. The realized gain or loss for each trading security may differ materially depending on the date of sale, the underlying performance of the represented company and other market conditions.

         Other income increased from $6,126 for the three months ended September 30, 2000 to $29,460 for the three months ended September 30, 2001.

         Costs and Expenses. Total expenses decreased 35% from $234,590 to $152,560 for the three months ended September 30, 2000 and 2001, respectively. Such decreases were primarily attributable to continuing cost containment measures taken by us.

         Policy benefits increased from $21,053 to $48,697 for the comparable periods. Policy reserves decreased $70,317 for the comparable periods. Depreciation and amortization increased from $17,726 to $31,985 for the three months ended September 30, 2000 and 2001, respectively, as we continued to amortize the block of business acquired with Great Midwest. General expenses decreased 37% from $105,875 to $67,209 for the comparable periods as a result of our cost containment programs. Costs associated with the acquisition of the policies from Presidential Life were capitalized and will be amortized over the expected life of the policies.

         Income/Loss. We reported a net loss for the three months ended September 30, 2001 of $54,051, a reduction in loss compared to the net loss for the three months ended September 30, 2000 of $73,943. We continued to increase revenues from life insurance and reduce operating costs during the quarter. We expect that the acquisition of the policies from Presidential Life will be accretive to earnings and believe the cost containment programs have been effective in reducing general expenses.

         We reported a net loss per share of $0.03 per share for the three months ended September 30, 2001, compared to a net loss of $0.04 per share for the three months ended September 30, 2000. Unrealized holding losses from trading securities in our portfolio represented a loss of $.04 per share for the quarter while our other operations represented a gain of $.01 per share during the same period. We expect that the acquisition of the policies from Presidential Life will contribute to earnings and believe the cost containment programs currently in place will continue to be effective in containing general expenses.

         Nine Months Ended September 30, 2001 Compared to Nine Months ended September 30, 2000

         Revenue. Total revenues increased 10% from $542,700 to $594,877 for the nine months ended September 30, 2000 and September 30, 2001, respectively. Revenues attributable to life insurance increased 163% from $114,570 to $301,887 for the nine months ended September 30, 2001, compared to the same period ended September 30, 2000. The increase was due primarily to the acquisition of the block of insurance policies from Presidential Life during the quarter and continued sale of new insurance products.

         Investment income increased 50% from $285,821 for the nine months ended September 30, 2000 to $430,195 for the nine months ended September 30, 2001, primarily as a result of the sale of a communications tower lease in the first quarter.

         Net losses, mainly, unrealized holding losses, on trading securities of $178,341 were reported for the period ended September 30, 2001. The terrorist attacks of September 11, 2001 severely impacted the market and reduced equity valuations throughout most business sectors. We continue to anticipate a recovery in the valuation of our equity portfolio. We began trading securities in the fourth quarter of 2000 and are required to report unrealized gains and losses in operations. The realized gain or loss for each trading security may differ materially depending on the date of sale, the underlying performance of the represented company and other market conditions.

         Other income decreased from $103,182 for the nine months ended September 30, 2000 to $47,966 for the nine months ended September 30, 2001. A one time gain of $67,592 from the sale of real estate was recognized in the second quarter of 2000. Excluding the one time gain, other income increased 35%.

         Costs and Expenses. Total expenses increased 5% from $703,593 to $740,304 for the nine months ended September 30, 2000 and 2001, respectively. Such increase was primarily attributable to reserve increases associated with the new business written by us.

         Policy benefits increased from $81,603 to $106,597 for the comparable periods. Policy reserves increased $63,632 for the comparable periods. Depreciation and amortization increased from $48,093 to $89,470 for the nine months ended September 30, 2000 and 2001, respectively, as we continue to amortize the block of business acquired with Great Midwest and deferred acquisition costs associated with new business. General expenses decreased 20% from $363,040 to $290,378 for the comparable periods as a result of management cost containment programs. Costs associated with the acquisition of the policies from Presidential Life were capitalized and will be amortized over the expected life of the policies.

         Loss. We reported a net loss for the nine months ended September 30, 2001 of $145,427, a reduction of 10% compared to the net loss for the nine months ended September 30, 2000 of $160,893. We continue to increase revenues from life insurance and held operating costs steady during the period. We expect that the acquisition of the policies from Presidential Life will improve earnings and believe the cost containment programs have been effective in reducing general expenses.

         We reported a net loss per share of $0.08 per share for the nine months ended September 30, 2001, compared to a net loss of $0.09 per share for the nine months ended September 30, 2000. Unrealized holding losses from trading securities in our portfolio resulted in a loss of $.08 per share for the nine months while the our other operations resulted in breakeven results of $.00 per share. We expect that the acquisition of the policies from Presidential Life will contribute to earnings and believe the cost containment programs have been effective in reducing general expenses.

Liquidity and Capital Resources

         Total assets were $6,849,138 at September 30, 2001, compared to $6,162,682 at December 31, 2000, an increase of 11.0%. The increase was due to the acquisition of the policies from Presidential Life and the receipt of new annuity deposits.

         Total liabilities (primarily insurance reserves for future policyholder benefits) were $5,556,230 at September 30, 2001, compared to $5,187,382 at December 31, 2000, an increase of 7%. The increase was due primarily to the acquisition of the policies from Presidential Life and new annuity deposits.

         Total stockholders' equity was $1,292,908 at September 30, 2001, compared to $975,300 at December 31, 2001, an increase of 33%. The increase was attributable to the ongoing public offering of the our stock. A total of 421,200 shares were sold through September 30, 2001.

         The principal requirements for liquidity in connection with our operations are our contractual obligations to policyholders and annuitants. Our contractual obligations include payments of surrender benefits, contract withdrawals, policy loans and claims under outstanding insurance policies and annuities. Payment of surrender benefits is a function of "persistency," which is the extent to which insurance policies are maintained by the policyholder. Policyholders sometimes do not pay premiums, thus causing their policies to lapse, or policyholders may choose to surrender their policies for their cash surrender value. If actual experience of a policy or block of policies is different from the initial or acquisition date assumptions, a gain or loss could result. Depending on the nature of the underlying policy, a lapse or surrender may result in surrender charge revenue or surrender benefit expense. Such amounts may be less than, or greater than, unamortized acquisition expenses and/or the related policy reserves; accordingly, current period earnings may either increase or decrease. Additionally, policy lapses and surrenders may result in lost future revenues and profits associated with those policies that are lapsed or surrendered.

         On August 1, 2001, Great Midwest acquired from Presidential Life, a block of approximately 1,400 life insurance policies with estimated annual premium of $120,000 for a purchase price of $85,000. The acquisition resulted in the transfer of liabilities in the amount of $712,000 and assets in the amount of $627,000 to Great Midwest. The purchase was funded with cash flow from Great Midwest's operations. The purchase increased policies serviced by more than 200% and in-force life insurance increased $14.8 million, or 106%.

         On September 28, 2001, the investor who had subscribed for an aggregate 1,000,000 shares of our Series B preferred stock did not make the final payment due with respect to his subscription. Under the terms of his subscription agreement, pursuant to which the investor was deemed to have been issued only that number of shares that were fully paid, a total of 350,000 shares of Series B preferred stock was deemed to be sold, and the subscription receivable of $650,000 was canceled.

         We have made and intend to make substantial expenditures in connection with our subsidiary's acquisition and marketing programs. Historically, we have funded these expenditures from cash flow from operations.

         We believe that the liquidity resulting from the transactions described above, together with anticipated cash from continuing operations, should be sufficient to fund our operations and the annual 10% dividend on the Series A Preferred Stock, for at least the next 12 months. We may not, however, generate sufficient cash flow for these purposes. Our ability to fund our operations and to make scheduled dividend payments will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Financial Statements

         Our unaudited consolidated financial statements as of and for the period ended September 30, 2001 are provided on pages S-7 through S-11.


                    Summit Life Corporation and Subsidiaries


                           Consolidated Balance Sheets

                                     ASSETS

                                                        September 30, 2001     December 31, 2000
                                                       -------------------    -------------------
                                                           (Unaudited)
INVESTMENTS
      Debt securities-held to maturity                     $   328,075            $   328,075
      Debt securities-available for sale                     2,467,010              2,426,607
      Equity securities-trading                                 99,097                113,643
      Equity securities-available for sale                     127,158                  8,915
      Equity securities-other                                   66,788                 63,663
      Mortgages                                                706,871                734,220
      Notes receivable                                         198,582                207,658
      Short-term investments                                         0                      0
      Policy loans                                              65,501                 33,382
      Investment in limited partnerships                        55,400                 57,300

                                                       -------------------    -------------------
                                                             4,114,482              3,973,463

CASH AND CASH EQUIVALENTS                                    1,878,191              1,436,338

RECEIVABLES
      Accrued investment income                                 58,059                 41,984
      Other                                                     18,773                  9,928
                                                       -------------------    -------------------
                                                                76,832                 51,912

PROPERTY AND EQUIPMENT-AT COST
      Building and improvements                                129,419                129,419
      Furniture and equipment                                  119,198                116,570
      Automobiles                                               22,015                 22,015
                                                       -------------------    -------------------
                                                               270,632                268,004
             Less accumulated depreciation                    (123,398)              (102,638)
                                                       -------------------    -------------------
                                                               147,234                165,366
      Land                                                      56,000                 56,000
                                                       -------------------    -------------------
                                                               203,234                221,366
OTHER ASSETS
      Cost in excess of net assets of businesses
             acquired, less accumulated amortization           120,858                 40,000
      Deferred policy acquisition costs                         96,289                 57,527
      Value of purchased insurance business                    269,351                321,851
      Deferred income taxes                                     37,241                 37,241
      Other                                                     52,660                 22,984
                                                       -------------------    -------------------
                                                               576,399                479,603
                                                       -------------------    -------------------

                                                           $ 6,849,138            $ 6,162,682
                                                       ===================    ===================


The accompanying notes are an integral part of these interim financial statements


                    Summit Life Corporation and Subsidiaries


                           Consolidated Balance Sheets

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                   September 30,         December 31,
                                                                        2001                 2000
                                                                 -----------------    -----------------
                                                                    (Unaudited)
LIABILITIES
      Policy reserves and policyholder funds                        $ 5,454,421          $ 4,708,295
      Unpaid claims                                                      20,663              175,951
      Accounts payable                                                   13,803               39,458
      Accrued liabilities                                                 7,373               15,424
      Notes payable                                                      59,970              248,254
      Other liabilities                                                       0                    0
                                                                 -----------------    -----------------
                                                                      5,556,230            5,187,382


STOCKHOLDERS' EQUITY
      Common stock, $.01 par value                                       26,888               22,676
      Preferred stock, series A, $.001 par value, stated at
           liquidation value                                            500,000              500,000
      Preferred stock, series B, $1.00 par value                        350,000              350,000
      Preferred stock, series B subscribed                                 --                650,000
      Additional paid-in capital                                      3,340,584            2,923,596
      Common stock of parent held by subsidiary                         (95,000)             (95,000)
      Accumulated other comprehensive income (loss)
           Unrealized appreciation (depreciation) of available
           for sale securities                                           46,953              (19,882)
      Accumulated deficit                                            (2,876,517)          (2,706,090)
             Less preferred stock subscriptions receivable                 --               (650,000)
                                                                 -----------------    -----------------
                                                                      1,292,908              975,300

                                                                 -----------------    -----------------
                                                                    $ 6,849,138          $ 6,162,682
                                                                 =================    =================







The accompanying notes are an integral part of these interim financial statements


                    Summit Life Corporation and Subsidiaries
                      Consolidated Statements of Operation
                                   (Unaudited)

                                                                 Three Months Ended             Nine Months Ended
                                                                    September 30,                 September 30,
                                                             --------------------------    --------------------------
                                                                 2001           2000           2001           2000
                                                             -----------    -----------    -----------    -----------
Revenues
      Insurance premiums                                     $   117,709    $    63,841    $   338,694    $   146,146
      Reinsurance premium ceded                                  (18,087)       (11,149)       (36,807)       (31,576)
                                                             -----------    -----------    -----------    -----------
          Net premium income                                      99,622         52,692        301,887        114,570
                                                             -----------    -----------    -----------    -----------
      Investment activity
          Investment income                                       73,906         92,233        430,195        285,821
          Net realized gains on sale of available for sale
          securities                                                --            9,596         (6,830)        39,127
          Net losses on trading securities                      (104,479)          --         (178,341)          --

      Other                                                       29,460          6,126         47,966        103,182
                                                             -----------    -----------    -----------    -----------
                                                                  98,509        160,647        594,877        542,700

Benefits, losses and expenses
      Policy benefits                                             48,697         21,053        106,597         81,603
      Change in policy reserves                                   (3,973)        66,344        224,647        161,015
      Interest expense                                             3,179          7,429         13,381         20,677
      Taxes, licenses and fees                                     5,463         16,163         15,831         29,165
      Depreciation and amortization                               31,985         17,726         89,470         48,093
      General, administrative and other operating expenses        67,209        105,875        290,378        363,040
                                                             -----------    -----------    -----------    -----------
                                                                 152,560        234,590        740,304        703,593
                                                             -----------    -----------    -----------    -----------
             Earnings (Loss) before income taxes                 (54,051)       (73,943)      (145,427)      (160,893)
Income tax provision                                                --             --             --             --
                                                             -----------    -----------    -----------    -----------

                       NET EARNINGS (LOSS)                   $   (54,051)   $   (73,943)   $  (145,427)   $  (160,893)

Preferred Stock Dividend Requirement                              12,500         12,500         37,500         37,500
                                                             -----------    -----------    -----------    -----------

             NET EARNINGS (LOSS) APPLICABLE
             TO COMMON SHARES                                $   (66,551)   $   (86,443)   $  (182,927)   $  (198,393)
                                                             ===========    ===========    ===========    ===========

Earnings (Loss) per common share -
               Basic and diluted                             $     (0.03)   $     (0.04)   $     (0.08)   $     (0.09)
                                                             ===========    ===========    ===========    ===========

Weighted average outstanding common shares,
      basic and diluted                                        2,492,283      2,248,605      2,334,390      2,248,605
                                                             ===========    ===========    ===========    ===========






The accompanying notes are an integral part of these interim financial statements


                    Summit Life Corporation and Subsidiaries

                 Consolidated Statement of Stockholders' Equity

                      Nine Months Ended September 30, 2001
                                   (Unaudited)





                                                        Common Stock            Preferred Stock "A"         Preferred Stock "B"
                                                        ------------            -------------------         -------------------

                                                                               Shares        Liquid-       Shares        Liquid-
                                                    Shares         Par          Out-          ation         Out-          ation
                                     Total          Issued        Value       standing        Value       standing        Value
                                  -----------    -----------   -----------   -----------   -----------   -----------   -----------
Balance at January 1, 2001        $   975,300      2,267,605   $    22,676         5,000   $   500,000       350,000   $   350,000

Issuance of common stock              421,200        421,200         4,212          --            --            --            --

Dividends on preferred stock          (25,000)          --            --            --            --            --            --

Comprehensive income
   Net income (loss)                 (145,427)          --            --            --            --            --            --
   Other comprehensive inc
   (loss)
   Unrealized gain on
   investments                         66,835           --            --            --            --            --            --
                                  -----------

      Comprehensive inc. (loss)       (78,592)
                                  -----------    -----------   -----------   -----------   -----------   -----------   -----------

Balance at September 30, 2001     $ 1,292,908      2,688,805   $    26,888         5,000   $   500,000       350,000   $   350,000
                                  ===========    ===========   ===========   ===========   ===========   ===========   ===========


                                                    Common     Accumulated
                                                   Stock of       Other
                                   Additional    Parent Held  Comprehensive
                                    Paid-in           by          Income     Accumulated
                                    Capital       Subsidiary      (Loss)       Deficit
                                  -----------    -----------   -----------   -----------

Balance at January 1, 2001        $ 2,923,596    $   (95,000)  $   (19,882)  $(2,706,090)

Issuance of common stock              416,988           --            --            --

Dividends on preferred stock             --             --            --         (25,000)

Comprehensive income
   Net income (loss)                     --             --            --        (145,427)
   Other comprehensive inc
   (loss)
   Unrealized gain on
   investments                           --             --          66,835          --


      Comprehensive inc. (loss)
                                  -----------    -----------   -----------   -----------

Balance at September 30, 2001     $ 3,340,584    $   (95,000)  $    46,953   $(2,876,517)
                                  ===========    ===========   ===========   ===========


The accompanying notes are an integral part of these interim financial statements


                    Summit Life Corporation and Subsidiaries

                 Condensed Consolidated Statement of Cash Flows
                                   (Unaudited)

                                                                      Nine Months Ended
                                                                        September 30,
                                                           --------------------------------------
                                                                  2001                 2000
                                                           -----------------    -----------------
Increase (Decrease) in Cash and Cash Equivalents

Net cash provided by (used in) operating activities           $  (205,528)         $  (161,704)

Net cash provided by (used in) investing activities               204,782            1,325,670

Net cash provided by (used in) financing activities               442,599             (702,445)

                                                           -----------------    -----------------
       NET INCREASE (DECREASE) IN CASH
          AND CASH EQUIVALENTS                                    441,853              461,521

Cash and cash equivalents at the beginning of the period        1,436,338              935,746
                                                           -----------------    -----------------

Cash and cash equivalents at the end of the period            $ 1,878,191          $ 1,397,267
                                                           =================    =================



                    Summit Life Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month and nine month periods ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. For further information, refer to the consolidated annual financial statements and footnotes thereto for the year ended December 31, 2000.





The accompanying notes are an integral part of these interim financial statements